Term Sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011, and
product supplement no. 4-I dated November 14, 2011

03-#28-2013-R
Term Sheet to
Product Supplement No. 4-I
Registration Statement No. 333-177923
Dated March 15, 2013; Rule 433

JPMORGAN CHASE & CO.

| **Structured Investments** | **$** **Capped Knock-Out Notes Linked to the Common Stock of Caterpillar Inc. due April 2, 2014** |

General

- The notes are designed for investors who seek to participate in the appreciation of the Reference Stock, up to the Maximum Return of at least 8.30% at maturity, and who anticipate that the closing price of one share of the Reference Stock will not be less than the Initial Stock Price by more than 30.00% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing price of the Reference Stock is less than the Initial Stock Price by more than 30.00% on any day during the Monitoring Period, be willing to lose some or all of their principal. If the closing price of one share of the Reference Stock is not less than the Initial Stock Price by more than 30.00% on any day during the Monitoring Period, investors have the opportunity to receive the Contingent Digital Return of at least 8.30% at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 2, 2014†
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about March 15, 2013 and are expected to settle on or about March 20, 2013.

Key Terms

Reference Stock:	The common stock, par value $1.00 per share, of Caterpillar Inc. (New York Stock Exchange symbol "CAT"). We refer to Caterpillar Inc. as "Caterpillar.
Knock-Out Event:	A Knock-Out Event occurs if on any day during the Monitoring Period, the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount.
Contingent Buffer Amount:	30.00%
Payment at Maturity:	*If a Knock-Out Event has occurred*, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Stock Return}), \text{ subject to the Maximum Return}$$

	If a Knock-Out Event has occurred, you will lose some or all of your initial investment at maturity if the Final Stock Price is less than the Initial Stock Price.
	If a Knock-Out Event has **not** *occurred*, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the Contingent Digital Return. For additional clarification, please see "What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?" in this term sheet.
Maximum Return:	At least 8.30%. The actual Digital Return will be determined on the pricing date and will not be less than 8.30%. Accordingly, the actual maximum payment at maturity will be at least $1,083 per $1,000 principal amount note.
Contingent Digital Return:	At least 8.30%. The actual Contingent Digital Return will be determined on the pricing date and will not be less than 8.30%.
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date.
Stock Return:	$\dfrac{\text{Final Stock Price} - \text{Initial Stock Price}}{\text{Initial Stock Price}}$
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date, *divided* by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See "General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments" in the accompanying product supplement no. 4-I for further information.
Observation Date†:	March 28, 2014
Maturity Date†:	April 2, 2014
CUSIP:	48126DD89

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I.

Investing in the Capped Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I and "Selected Risk Considerations" beginning on page PS-3 of this term sheet.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-48 of the accompanying product supplement no. 4-I.
(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

March 15, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, the Contingent Digital Return will be equal to the Maximum Return. Accordingly, if a Knock Out Event has not occurred, your payment at maturity will reflect a fixed return equal to the Contingent Digital Return/Maximum Return of at least 8.30%. The actual Contingent Digital Return/Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 8.30% and $1,083.00 per $1,000 principal amount note, respectively.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table illustrates the hypothetical total return at maturity or hypothetical payment at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Stock Price of $89 and reflects the Contingent Minimum Return of 8.30%, and a Maximum Return of 8.30% and reflects the Knock-Out Buffer Amount of 30.00%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Share Return	Total Return	
		Knock-out Event Has Not Occurred (1)	Knock-out Event Has Occurred (2)
$169.1000	90.00%	8.30%	8.30%
$160.2000	80.00%	8.30%	8.30%
$151.3000	70.00%	8.30%	8.30%
$142.4000	60.00%	8.30%	8.30%
$133.5000	50.00%	8.30%	8.30%
$124.6000	40.00%	8.30%	8.30%
$115.7000	30.00%	8.30%	8.30%
$106.8000	20.00%	8.30%	8.30%
$97.9000	10.00%	8.30%	8.30%
$96.3870	8.30%	8.30%	8.30%
$93.4500	5.00%	8.30%	5.00%
$91.2250	2.50%	8.30%	2.50%
$89.8900	1.00%	8.30%	1.00%
$89.0000	0.00%	8.30%	0.00%
$84.5500	-5.00%	8.30%	-5.00%
$80.1000	-10.00%	8.30%	-10.00%
$71.2000	-20.00%	8.30%	-20.00%
$62.3000	-30.00%	8.30%	-30.00%
$62.2911	-30.01%	N/A	-30.01%
$53.4000	-40.00%	N/A	-40.00%
$44.5000	-50.00%	N/A	-50.00%
$35.6000	-60.00%	N/A	-60.00%
$26.7000	-70.00%	N/A	-70.00%
$17.8000	-80.00%	N/A	-80.00%
$8.9000	-90.00%	N/A	-90.00%
$0.0000	-100.00%	N/A	-100.00%

(1) The closing Price is greater than or equal to $62.30 (70.00% of the hypothetical Initial Share Price) on each day during the Monitoring Period.

(2) The closing Price is less than 62.30 (70.00% of the hypothetical Initial Share Price) on each day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock increases from the Initial Stock Price of $89.00 to a Final Stock Price of $93.45. Because a Knock-Out Event has not occurred and the Share Return of 5.00% is less than the Contingent Minimum Return of 8.30%, the investor receives a payment at maturity of $1,083.00 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock decreases from the Initial Share Price of $89.00 to a Final Stock Price of $84.55. Because a Knock-Out Event has not occurred and the Index Return of -5% is less than the Contingent Minimum Return of 8.30%, the investor receives a payment at maturity of $1,083.00 per $1,000 principal amount note.

Example 3: A Knock-Out Event has occurred, and the closing price of one share of the Reference Stock increases from the Initial Share Price of $89 to a Final Share Price of $80.10. Because a Knock-Out Event has occurred and the Share Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

Example 4: A Knock-Out Event has occurred, and the closing price of one share of the Reference Stock increases from the Initial Share Price of $89.00 to a Final Share Price of $84.55. Because a Knock-Out Event has occurred and the Share Return of 5.00% is less than the Maximum Return of 8.30%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

JPMorgan Structured Investments -

Capped Knock-Out Notes Linked to the Common Stock of Caterpillar Inc.

TS - 2

Example 5: The closing price of one share of the Reference Stock increases from the Initial Share Price of $89 to a Final Share Price of of $133.50. Because the Index Return of 50% is greater than the Maximum Return of 8.30%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,083.00 per $1,000 principal amount note, the maximum payment on the notes.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL —** If a Knock-Out Event has occurred, the notes provide the opportunity to participate in the appreciation of the Index, up to the Maximum Return of at least 8.30% at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity a fixed return equal to the Contingent Digital Return of not less than 8.30% on the notes, for a fixed payment at maturity of at least $1,083.00 for every $1,000 principal amount note. *The maximum payment at maturity will be at least $1,083.00 per $1,000 principal amount note.* The actual Contingent Digital Return and Maximum Return will be set on the pricing date and will not be less than 8.30%. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **RETURN LINKED TO A SINGLE REFERENCE STOCK —** The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Caterpillar. For additional information see "The Reference Stock" in this term sheet

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Non-U.S. Holders - Additional Tax Consideration

  Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the the closing price of one share of the Reference Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 30.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 30.00% will terminate. Under these circumstances, you could lose some or all of your initial investment at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN —** If the Final Stock Price is greater than or equal to the Initial Stock Price or is less than the Initial Stock Price by up to the Contingent Buffer Amount of 30.00%, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of any appreciation in the Reference Stock, which may be significant. We refer to this predetermined percentage as the Digital Return, which will be set on the pricing date and will not be less than 8.30%.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

JPMorgan Structured Investments -
Capped Knock-Out Notes Linked to the Common Stock of Caterpillar Inc.

TS - 3

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

  We and/or our affiliates may also currently or from time to time engage in business with Reference Stock issuer, including extending loans to, or making equity investments in, Reference Stock issuer or providing advisory services to Reference Stock issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Reference Stock issuer and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD —** If the closing price of one share of the Reference Stock on any day during the Monitoring Period is less than the Initial Stock Price by more than the Contingent Buffer Amount of 30.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Stock Price is less than the Initial Stock Price, you will lose 1% of the principal amount of your for every 1% that the Final Stock Price is less than the Initial Stock Price. You will be subject to this potential loss of principal even if the Reference Stock subsequently increases such that the closing price of one share of the Reference Stock is less than the Initial Stock Price by not more than the Knock-Out Buffer Amount of 30.00%, or is equal to or greater than the Initial Stock Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Digital Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN OF AT LEAST 8.30%* MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD —** If the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 30.00% on any day during the Monitoring Period, you will not be entitled to receive the Contingent Digital Return of at least 8.30%* on the notes. Under these circumstances, you may lose some or all of your initial investment at maturity and will be fully exposed to any depreciation in the Reference Stock.

  * The actual Contingent Digital Return on the notes will be set on the pricing date and will not be less than 8.30%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY —** While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK —** As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUER —** We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this term sheet. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **SINGLE STOCK RISK —** The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **NO INTEREST PAYMENTS —** As a holder of the notes, you will not receive any interest payments.

- **RISK OF KNOCK-OUT EVENT OCCURING IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS VOLATILE —** The likelihood that the closing price of the Reference Stock will be less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 30.00% on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Reference Stock — the frequency and magnitude of changes in the price of the Reference Stock.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK —** While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY —** The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the closing price of the Reference Stock;
  - the time to maturity of the notes;
  - the dividend rate on the Reference Stock;
  - the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments -

Capped Knock-Out Notes Linked to the Common Stock of Caterpillar Inc.

TS - 5

Public Information

All information contained herein on the Reference Stock and on Caterpillar is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Caterpillar designs, manufactures, markets and sells construction, mining and forestry machinery, offers logistics services for other companies, and designs, manufactures, remanufactures, maintains and services rail-related products.

The common stock of Caterpillar, par value $1.0 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on New York Stock Exchange, which we refer to as the relevant exchange for purposes of Caterpillar in the accompanying product supplement no. 7-II. Information provided to or filed with the SEC by Caterpillar pursuant to the Exchange Act can be located by reference to SEC file number 001-00768, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common stock of Caterpillar based on the weekly closing prices of one share of the common stock of Caterpillar from January 4, 2008 through March 8, 2013. The closing price of one share of the common stock of Caterpillar on March 14, 2013 was $88.70. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the pricing date, the Observation Date or on any day during the Monitoring Period. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. JPMS may use a portion of that commission to allow selling concessions to another affiliated broker-dealer. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.